Exhibit 99.2

Focus Media Reports Third Quarter 2010 Results

SHANGHAI, November 22, 2010/PRNewswire Asia – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading digital media group, today announced its unaudited financial results for the third quarter ended September 30, 2010.

Highlights for Third Quarter 2010:

● Total net revenue for the third quarter of 2010 was $137.4 million, of which

● Aggregate net revenue from the LCD display network (including the movie theater network), in-store network and poster frame network was $128.4 million, which exceeded by approximately 6% the mid-point of the Company’s guidance range of $120-123 million. It represented an increase of 14% from $112.2 million for the second quarter of 2010 and an increase of 45% from $88.7 million for the third quarter of 2009;

● The net revenue from the traditional outdoor billboard network for the third quarter of 2010 was $8.9 million. The net revenue of the internet business from July 1, 2010 till July 31, 2010, the date of disposal, was $16.8 million. The internet business was reclassified as discontinued operations for all periods presented due to disposal in the early part of the third quarter of 2010 and hence, the net revenue of $16.8 million was not included in the total net revenue of $137.4 million. For detailed results of Internet business, please see note 2 to unaudited condensed consolidated statements of operations. Aggregate net revenue from the traditional outdoor billboard network and Internet advertising services (through the date of disposal) for the third quarter of 2010 was $25.7 million, which exceeded by approximately 23% the mid-point of the guidance range of $20-22 million.

● GAAP net income attributable to Focus Media was $112.7 million, compared to $25.3 million for the second quarter of 2010, and net loss attributable to Focus Media of $127.6 million for the third quarter of 2009. The GAAP net income for the third quarter of 2010 includes a non-recurring income of $79.0 million resulting from the sale of our Internet business.

● Non-GAAP net income attributable to Focus Media for the third quarter of 2010 was $51.8 million, also exceeding the mid-point of Company’s guidance range of $48-$49 million by 7%, compared to non-GAAP net income attributable to Focus Media of $44.3 million for the second quarter of 2010 and non-GAAP net income attributable to Focus Media of $7.9 million for the third quarter of 2009. Please see below section on “Use of Non-GAAP Financial Measures” for more information about the non-GAAP measures referred to within this announcement.

● GAAP net income attributable to Focus Media per fully diluted ADS was $0.76, compared to $0.17 per fully diluted ADS for the second quarter of 2010 and a loss of $0.99 per ADS in the third quarter of 2009.

● Non-GAAP net income attributable to Focus Media per fully diluted ADS was $0.35, compared to $0.30 per fully diluted ADS for the second quarter of 2010, and $0.06 per fully diluted ADS for the third quarter of 2009.

Highlights for Balance Sheet and Cash Flow Results of Third Quarter 2010:

● Cash, cash equivalents and investments in held-to-maturity debt securities was $499.4 million as of September 30, 2010, declining from $588.3 million as of June 30, 2010 primarily due to cash spending in share repurchases. The Company invested $116.1 million during the third quarter of 2010 in held-to-maturity debt securities.

● Net accounts receivable for the LCD display network (including the movie theater network), in-store network and poster frame network was $153.5 million as of September 30, 2010, an increase of 14% from $134.6 million as of June 30, 2010, mainly due to increase in revenue in the third quarter versus the second quarter. Days sales outstanding on a rolling basis was 92 days in the third quarter of 2010 versus 86 days for the second quarter of 2010.

● Net cash inflow from operation activities in the third quarter of 2010 was $34.2 million, slightly declining by 9% from $37.8 million for the second quarter of 2010 mainly due to negative working capital contributed by the internet business prior to disposition.

● Capital expenditures were $6.7 million for the third quarter of 2010.

● Purchase of subsidiaries related to historical acquisitions paid in the third quarter of 2010 was $3.8 million, primarily attributable to the poster frame network.

Jason Jiang, the Chairman and the Chief Executive Officer of the Company said, “In the third quarter of 2010, we managed to achieve record high combined LCD display network and in-store network revenue, exceeding the last best performing quarter in the history of the Company, the third quarter of 2008. If we were to exclude revenue contribution from the acquired in-store CGEN network in the third quarter of 2008, the total revenues of our core business in the third quarter of 2010 also achieved a historical high. We are thankful of the hard work and dedication of the Focus Media team, and the competitive underlying strength of our core business. We will continue our drive to sustain and leverage our strategic and competitive operational strength to enhance the value of the Company.”

Kit Low, the Chief Financial Officer of the Company added, “In the third quarter of 2010, the Company achieved aggregate net revenue year on year growth in our LCD display, in-store and poster frame business of 45%, and quarter on quarter growth of 14%. GAAP net income and Non-GAAP net income for the third quarter of 2010 are $112.7 million and $51.8 million, respectively. In the third quarter of 2010, the Company generated a net cash inflow from operating activities after deducting the purchase of equipment and subsidiaries (including earn-out payments) of $23.8 million. In the first three quarters of 2010, the Company cumulatively generated a net cash inflow from operating activities and purchase of equipment and subsidiaries of $39.3 million.”

Third Quarter 2010 financial results

Advertising net revenue from the LCD display network (including the movie theatre network) was $86.8 million for the third quarter of 2010, representing an increase of 14% from $76.1 million for the second quarter of 2010 and an increase of 47% from $58.9 million for the third quarter of 2009.

Advertising net revenue from the poster frame network was $32.2 million for the third quarter of 2010, representing an increase of 28% from $25.2 million for the second quarter of 2010 and an increase of 46% from $22.1 million for the third quarter of 2009.

Advertising net revenue from the in-store network was $9.4 million for the third quarter of 2010, representing a decrease of 14% from $10.9 million for the second quarter of 2010 mainly due to a beverage advertising heat in the second quarter of 2010 and an increase of 24% from $7.6 million for the third quarter of 2009.

As of September 30, 2010, the total installed base of LCD displays in our LCD display network was 149,913 nationwide, including 144,392 displays through our directly owned networks, and 5,521 displays through our regional distributors, as compared to total LCD displays of 142,305 as of June 30, 2010. The total number of non-digital frames available for sale in our poster frame network was 276,504 as of September 30, 2010, as compared to 238,689 as of June 30, 2010. In addition, as of September 30, 2010, we had 35,983 digital frames installed in our poster frame network, as compared to 35,835 as of June 30, 2010. The total number of displays installed in our in-store network was 45,613 as of September 30, 2010, as compared to 45,686 as of June 30, 2010.

Advertising net revenue from the traditional outdoor billboard network was $8.9 million for the third quarter of 2010, representing a decrease of 14% from $10.3 million for the second quarter of 2010 and a decrease of 7% from $9.6 million for the third quarter of 2009.

Non-GAAP gross profit from the LCD display network (including the movie theatre network) for the third quarter of 2010 was $65.6 million, representing an increase of 9% from $60.2 million for the second quarter of 2010 and an increase of 89% from $34.8 million for the third quarter of 2009.

Non-GAAP gross profit from the poster frame network for the third quarter of 2010 was $12.2 million, representing an increase of 61% from $7.6 million for the second quarter of 2010, and an increase of 6.2 times from $1.7 million for the third quarter of 2009.

Non-GAAP gross profit from the in-store network for the third quarter of 2010 was $3.4 million, representing a decrease of 28% from $4.7 million for the second quarter of 2010 due to decline of the net revenue quarter over quarter and compared to non-GAAP gross loss of $3.3 million for the third quarter of 2009.

Non-GAAP gross profit from the traditional outdoor billboard network for the third quarter of 2010 was $2.3 million, representing a 12% decline from $2.6 million for the second quarter of 2010 and $2.6 million for the third quarter of 2009 respectively.

Non-GAAP operating expense for the third quarter of 2010 was $32.2 million, an increase of 11% from $28.9 million for the second quarter of 2010 and an increase of 37% from $23.5 million for the third quarter of 2009.

Net cash provided by operating activities for the third quarter of 2010 was $34.2 million.

Net cash used in investing activities for the third quarter was $53.1 million. In the third quarter of 2010, the Company incurred capital expenditures of $6.7 million, subsidiary acquisition payments of $3.8 million. During the third quarter of 2010, the Company also invested $116.1 million in held-to-maturity debt securities and received net proceeds of $73.3 million from the disposal of the internet business.

Net cash used in financing activities for the third quarter was $193.2 million. In the third quarter of 2010, the Company spent $200 million to repurchase the shares of the Company from Fosun International, our largest shareholder.

Business Outlook for Fourth Quarter 2010

Prior to the start of the third quarter of 2010, the core business of the Company consisted of the LCD display network, the movie theatre network, poster frame network and in-store network. The non-core business consisted of the traditional outdoor billboard network, Internet advertising services and the movie theater network. From the third quarter of 2010, the Company re-categorized the movie theater network from non-core business to core business and presented it in the category of LCD display network and other. Following the re-categorization, the core business of the Company consists of the LCD display network and other, poster frame network and In-store network, and the non-core business of the Company consists of the traditional outdoor billboard network only (the Internet advertising services have been sold in the early part of third quarter of 2010) from the third quarter of 2010.

The Company provides the following guidance with respect to the fourth quarter ending December 31, 2010:

Net revenues for the core business (inclusive of the LCD display network and other, the in-store network and the poster frame network) are expected to be in the range of $130 -$132 million, the mid-point of which would represent quarter-on-quarter growth of 2% and year-on-year growth of 30%. Net revenues for the non-core business (the traditional outdoor billboard network) are expected to be in the range of $10 — $11 million. The Company’s non-GAAP net income is expected to be in the range of $52-$53 million. The Company estimates the weighted average fully diluted ADS count for the quarter at 142 million, assuming no further share repurchases during the quarter.

The Company incurred cumulative earn-out payments of $25.1 million in the first three quarters of 2010. Based on the existing business outlook, the Company expects earn-out payments remaining in the fourth quarter of 2010, or partially spilled over into the first quarter of 2011, to be no more than $9.9 million and cumulatively no more than $35 million for 2010 versus our previous guidance of $38 million.

Announced Share Repurchase Program

On August 3, 2010, Focus Media announced its intention to increase the size of its previously announced share repurchase program from $200 million to $300 million and to extend the termination date of the repurchase plan to June 2011 from February 2011. As of November 22, 2010, the Company has cumulatively spent $237 million in share repurchases.

Foreign Currency Translation

Assets and liabilities are translated at the exchange rate as of September 30, 2010, which was $1 to RMB 6.7011. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the third quarter of 2010, which was $1 to RMB 6.7803. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of equity and comprehensive income (loss).

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit (cumulatively and by segment), non-GAAP operating expenses, non-GAAP operating profit (loss), non-GAAP net income and non-GAAP fully-diluted EPS, all excluding share-based compensation expenses, amortization of acquired intangible assets, loss from disposal of previously acquired subsidiaries and equity affiliates, impairment charges of long-lived assets and goodwill, write-off of receivables from ex-shareholders of disposed business, Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform charges from expensing IPO expenditures as a result of termination of the IPO process of Allyes and the profit from the disposal of the internet business Management uses these non-GAAP financial measures to better assess operating performance of the Company. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using a consistent method from quarter to quarter, mostly including Share-based compensation, amortization of acquired intangible assets, profit or loss from disposal of previously acquired subsidiaries and impairment charges. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

	Three months ended September 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP
Gross Profit
LCD display and other:	64,225	286	1,105		—	65,616
-LCD display network	63,875	286	1,090	—	—	65,251
-Movie theater network	350	—	15	—	—	365
Poster frame network	10,557	—	1,668		—	12,225
In-store network	3,411	—	—		—	3,411
Traditional outdoor billboard network	1,872	—	431		—	2,303

Total Gross Profit	80,065	286	3,204		—	83,555

General and administrative	24,942	(11,526)	—		—	13,416
Selling and marketing	24,474	(1,257)	(1,036)		—	22,181
Other operating expenses (income), net	(2,699)	—	—		(733)	(3,432)

Total operating expense	46,717	(12,783)	(1,036)		(733)	32,165

Operating profit from continuing operations	33,348	13,069	4,240		733	51,390
Profit before tax from continuing operations	36,015	13,069	4,240		733	54,057
Net income attributable to Focus Media	112,737	13,069	4,262	(79,000)	733	51,801

Basic net income from continuing operations per ADS	0.24					0.36
Diluted net income from continuing operations per ADS	0.23					0.35
Basic net income from discontinued operations per ADS	0.56					0.00
Diluted net income from discontinued operations per ADS	0.54					0.00
Basic net income attributable to Focus Media per ADS	0.79					0.36
Diluted net income attributable to Focus Media per ADS	0.76					0.35

ADS used in calculating basic income per ADS	141,944,371					141,944,371

ADS used in calculating diluted income per ADS	147,490,755					147,490,755

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Profit from disposal of the internet business.
(4). Loss from disposal of previously acquired subsidiaries, all attributable to poster frame business.

	Three months ended June 30, 2010
	GAAP	(1)	(2)	(3)	Non- GAAP
Gross Profit
LCD display network and other:	58,916	283	1,036	—	60,235
-LCD display network	58,043	283	1,021	—	59,347
-Movie theater network	873	—	15	—	888
Poster frame network	5,939	—	1,634	—	7,573
In-store network	4,745	—	—	—	4,745
Traditional outdoor billboard network	2,168	—	427	—	2,595

Total Gross Profit	71,768	283	3,097	—	75,148

General and administrative	16,737	(11,400)	—	—	5,337
Selling and marketing	28,729	(1,244)	(1,018)	—	26,467
Other operating expenses (income), net	(1,353)	—	—	(1,524)	(2,877)

Total operating expense	44,113	(12,644)	(1,018)	(1,524)	28,927

Operating profit from continuing operations	27,655	12,927	4,115	1,524	46,221
Profit before tax from continuing operations	28,719	12,927	4,115	1,524	47,285
Net income attributable to Focus Media	25,336	12,927	4,482	1,524	44,269

Basic net income from continuing operations per ADS	0.17				0.29
Diluted net income from continuing operations per ADS	0.16				0.29
Basic net income from discontinued operations per ADS	0.02				0.02
Diluted net income from discontinued operations per ADS	0.02				0.02
Basic net income attributable to Focus Media per ADS	0.18				0.31
Diluted net income attributable to Focus Media per ADS	0.17				0.30
ADS used in calculating basic income per ADS	143,787,178				143,787,178

ADS used in calculating diluted income per ADS	148,162,497				148,162,497

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, all attributable to poster frame business.

			Three months ended September 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	Non- GAAP
Gross Profit
LCD display network and other:	18,193	306	3,623	-	3,168	9,462	34,752
-LCD display network	17,177	306	3,608	—	3,168	9,462	33,721
-Movie theater network	1,016	—	15	—	—	—	1,031
Poster frame network	(30,420)	-	5,131	-	—	26,983	1,694
In-store network	(3,844)	-	-	-	—	516	(3,328)
Traditional outdoor billboard network	1,984	-	647	-	—	—	2,631

Total Gross Profit	(14,087)	306	9,401	—	3,168	36,961	35,749

General and administrative	16,125	(4,733)	—	—	—	—	11,392
Selling and marketing	21,137	(3,734)	(2,608)	—	—	—	14,795
Impairment loss	16,203	—	—	—	(16,203)	—	—
Other operating expenses (income), net	15,861	—	—	(16,649)	—	(1,872)	(2,660)

Total operating Expense	69,326	(8,467)	(2,608)	(16,649)	(16,203)	(1,872)	23,527

Operating profit from continuing operations	(83,413)	8,773	12,009	16,649	19,371	38,833	12,222
Profit before tax from continuing operations	(82,432)	8,773	12,009	16,649	19,371	38,833	13,203
Net income (loss) attributable to Focus Media	(127,599)	8,773	13,865	25,944	57,300	29,593	7,876

Basic net income (loss) from continuing operations per ADS	(0.60)						0.07
Diluted net income (loss) from continuing operations per ADS	(0.60)						0.07
Basic net income (loss) from discontinued operations per ADS	(0.36)						0.02
Diluted net income (loss) from discontinued operations	(0.36)						0.02
Basic net income (loss) attributable to Focus Media per ADS	(0.99)						0.06
Diluted net income (loss) attributable to Focus Media per ADS	(0.99)						0.06
ADS used in calculating basic loss per ADS	129,308,337						129,308,337

ADS used in calculating diluted loss per ADS	129,308,337						129,440,410

(1). Share-based compensation
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, of which loss from disposal of subsidiaries was $3.7 million, loss from partial disposal of equity interests in subsidiaries was $14.9 million and loss from impairment of certain other assets was $7.3 million.
(4). Impairment charges of certain assets, including acquired intangible assets and goodwill.
(5). Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform.

	Focus Media Holding Ltd. Reconciliation of GAAPto non-GAAP (U.S. Dollar in thousands, except percentages, share and per-share data) (Unaudited) Nine months ended September 30, 2010
	GAAP	(1)	(2)	(3)	(4)	Non- GAAP

Gross Profit
LCD display network and other:	161,186	848	2,995	—	—	165,029
-LCD display network	157,129	848	2,949	—	—	160,926
-Movie theater network	4,057	—	46	—	—	4,103
Poster frame network	22,847	—	4,941	—	—	27,788
In-store network	10,600	—	—	—	—	10,600
Traditional outdoor billboard network	5,420	—	1,286	—	—	6,706

Total Gross Profit	200,053	848	9,222	—	—	210,123

General and administrative	62,997	(34,217)	—	—	—	28,780
Selling and marketing	73,795	(3,732)	(3,070)	—	—	66,993
Impairment loss	5,736	—	—	(5,736)	—	—
Other operating (income), net	(7,848)	—	—	—	(2,257)	(10,105)

Total operating expense	134,680	(37,949)	(3,070)	(5,736)	(2,257)	85,668

Operating profit from continuing operations	65,373	38,797	12,292	5,736	2,257	124,455
Profit before tax from continuing operations	69,533	38,797	12,292	5,736	3,545	129,903
Net income attributable to Focus Media	137,119	38,797	13,058	5,736	(75,455)	119,255

Basic net income (loss) from continuing operations per ADS	0.39					0.81
Diluted net income (loss) from continuing operations per ADS	0.38					0.78
Basic net income (loss) from discontinued operations per ADS	0.58					0.03
Diluted net income (loss) from discontinued operations per ADS	0.56					0.03
Basic net income (loss) attributable to Focus Media per ADS	0.95					0.83
Diluted net income (loss) attributable to Focus Media per ADS	0.93					0.81

ADS used in calculating basic income per ADS	143,584,320					143,584,320

ADS used in calculating diluted income per ADS	148,090,998					148,090,998

(1). Share-based compensation.
(2). Amortization of acquired intangible assets.
(3). Impairment charges of goodwill as a result of earn-out payments in poster frame business.
(4). Profit from disposal of previously acquired business, including $79M profit from internet disposal and $3.5M loss from the write-off of certain assets of previously acquired subsidiaries.

	Nine months ended September 30, 2009
	GAAP	(1)	(2)	(3)	(4)	(5)	(6)	(7)	Non- GAAP
Gross Profit
LCD display network and other:	84,817	1,219	3,751	—	3,729	9,462	—	—	102,978
-LCD display network	82,883	1,219	3,705	—	3,729	9,462	—	—	100,998
-Movie theater network	1,934	—	46	—	—	—	—	—	1,980
Poster frame network	(5,587)	—	5,131	—	—	26,983	—	—	26,527
In-store network	1,175	—	15	—	—	516	—	—	1,706
Traditional outdoor billboard network	9,993	—	2,457	—	—	—	—	—	12,450

Total Gross Profit	90,398	1,219	11,354	—	3,729	36,961	—	—	143,661

General and administrative	56,471	(13,213)	—	—	—	—	—	—	43,258
Selling and marketing	60,649	(13,160)	(3,648)	—	(247)	—	—	—	43,594
Impairment loss	51,246	—	—	—	(51,246)	—	—	—	—
Other operating (income), net	15,052	—	—	(17,861)	—	(1,872)	—	(2,528)	(7,209)

Total operating Expense	183,418	(26,373)	(3,648)	(17,861)	(51,493)	(1,872)	—	(2,528)	79,643

Operating (loss) profit from continuing operations	(93,020)	27,592	15,002	17,861	55,222	38,833	—	2,528	64,018
Profit (loss) before tax from continuing operations	(89,411)	27,592	15,002	17,861	55,222	38,833	—	2,528	67,627
Net income (loss) attributable to Focus Media	(156,263)	27,592	22,607	27,156	99,017	29,593	2,466	2,528	54,696

Basic net income (loss) from continuing operations per ADS	(0.71)								0.43
Diluted net income (loss) from continuing operations per ADS	(0.71)								0.43
Basic net income (loss) from discontinued operations per ADS	(0.47)								0.02
Diluted net income (loss) from discontinued operations per ADS	(0.47)								0.02
Basic net income (loss) attributable to Focus Media per ADS	(1.21)								0.42
Diluted net income (loss) attributable to Focus Media per ADS	(1.21)								0.42

ADS used in calculating basic income per ADS	129,232,838								129,232,838

ADS used in calculating diluted income per ADS	129,232,838								129,312,459

(1). Share-based compensation
(2). Amortization of acquired intangible assets.
(3). Loss from disposal of previously acquired subsidiaries, of which loss from disposal of subsidiaries was $4.9 million, loss from partial disposal of equity interests in subsidiaries was $14.9 million and loss from impairment of certain other assets was $7.3 million.
(4). Impairment charges of goodwill and other long-lived assets.
(5). Impairment and termination charges related to ceasing expansion of digital poster frame networks and boat-based advertising platform.
(6). One-off charges from expensing IPO expenditures as a result of termination of IPO process of Allyes.
(7). Write-off of receivables from ex-shareholders of disposed business.
CONFERENCE CALL

The Company will host a conference call to discuss the third quarter 2010 results at 8:00 p.m. U.S. Eastern Time on November 22, 2010 (5:00 p.m. U.S. Pacific Time on November 22, 2010 and 9:00 a.m. Beijing/Hong Kong Time on November 23, 2010). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1.866.783.2145, Hong Kong dial-in number +852.3002.1672, International dial-in number +1.857.350.1604; Pass code: 99191997.

A replay of the call will be available from November 22, 2010 11:00 pm until November 30, 2010 (US Eastern Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 82337763. Additionally, a live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

This release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode and LED digital billboard. As of September 30, 2010, Focus Media’s digital out-of-home advertising network had approximately 150,000 LCD displays in its LCD display network and approximately 312,000 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China. For more information about Focus Media, please visit our website at http://ir.focusmedia.cn.

Investor and Media contact:

Jing Lu
Tel: +86 21 22164155
Email: ir@focusmedia.cn

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S Dollars in Thousands)

	2010-9-30	2010-6-30
ASSETS
Current assets
Cash and cash equivalents	383,253	588,252
Held-to-maturity investments	116,100	—
Accounts receivable, net	165,235	202,059
Prepaid expenses and other current assets	31,632	31,468
Deposit paid for acquisition of subsidiaries	1,045	1,480
Rental deposits	45,543	47,431
Other current assets	1,984	3,393

Total current assets	744,792	874,083
Rental deposits, non-current	7,086	7,924
Equipment, net	68,302	69,464
Acquired intangible assets, net	27,895	43,188
Goodwill	415,014	415,019
Other long term assets	14,209	14,806
Total assets	1,277,298	1,424,484

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	19,333	66,888
Accrued expenses and other current liabilities	90,413	96,632
Income taxes payable	8,774	14,277
Amount due to related parties	—	5,362
Deferred tax liabilities	11,850	11,694

Total current liabilities	130,370	194,853
Deferred tax liabilities, non-current	4,560	5,952

Total liabilities	134,930	200,805

Equity
Ordinary shares	33	36
Additional paid in capital	1,680,616	1,867,533
Subscription receivable	(980)	(1,266)
Accumulated deficit	(610,107)	(722,846)
Accumulated other comprehensive income	71,642	63,554

Total Focus Media equity	1,141,204	1,207,011
Noncontrolling interests	1,164	16,668

Total equity	1,142,368	1,223,679

Total liabilities and equity	1,277,298	1,424,484

Focus Media Holding Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S Dollar in thousands, except earnings per ADS and ADS data)

	Three months ended			Nine months ended

	2010-9-30	2010-6-30	2009-9-30	2010-9-30	2009-9-30
Revenues
LCD display network and other:	96,182	83,931	63,583	241,362	165,799
-LCD display network	91,654	80,056	60,509	227,137	158,764
-Movie theater network	4,528	3,875	3,074	14,225	7,035
In-store network	10,389	11,997	8,450	30,875	25,365
Poster frame network	35,496	27,623	24,155	90,532	79,216
Traditional outdoor billboard network	9,135	10,504	9,728	28,489	40,643

Total gross revenues	151,202	134,055	105,916	391,258	311,023
Less: Sales taxes	13,850	11,547	7,647	34,643	24,762

Total net revenue (note 1)	137,352	122,508	98,269	356,615	286,261

Cost of revenues
LCD display network and other:	22,551	17,138	40,747	57,269	66,676
-LCD display network	19,023	14,487	38,830	48,455	61,795
-Movie theater network	3,528	2,651	1,917	8,814	4,881
In-store network	5,997	6,123	11,490	17,339	21,782
Poster frame network	21,670	19,298	52,550	59,416	77,752
Traditional outdoor billboard network	7,069	8,181	7,569	22,538	29,653

Total cost of revenues	57,287	50,740	112,356	156,562	195,863

Gross profit (loss)	80,065	71,768	(14,087)	200,053	90,398

Operating expenses
General and administrative	24,942	16,737	16,125	62,997	56,471
Selling and marketing	24,474	28,729	21,137	73,795	60,649
Impairment loss	—	—	16,203	5,736	51,246
Other operating expenses (income), net	(2,699)	(1,353)	15,861	(7,848)	15,052

Total operating expenses	46,717	44,113	69,326	134,680	183,418

Operating profit (loss)	33,348	27,655	(83,413)	65,373	(93,020)
Interest income	2,667	1,064	981	5,448	3,609
Investment loss	—	—	—	(1,288)	—
Income (loss) from continuing operations before income taxes	36,015	28,719	(82,432)	69,533	(89,411)
Provision for income taxes	2,561	4,945	(4,820)	13,699	2,733

Net income (loss) from continuing operations	33,454	23,774	(77,612)	55,834	(92,144)
Net income (loss) from discontinued operations, net of tax (note 2)	79,341	3,027	(47,029)	83,172	(60,918)

Net income (loss)	112,795	26,801	(124,641)	139,006	(153,062)
Less: Net income attributable to noncontrolling interests	58	1,465	2,958	1,887	3,201

Net income (loss) attributable to Focus Media	112,737	25,336	(127,599)	137,119	(156,263)

Net income (loss) from continuing operations per ADS
-basic	0.24	0.17	(0.60)	0.39	(0.71)
-diluted	0.23	0.16	(0.60)	0.38	(0.71)
Net income (loss) from discontinued operations per ADS
-basic	0.56	0.02	(0.36)	0.58	(0.47)
-diluted	0.54	0.02	(0.36)	0.56	(0.47)
Net income (loss) attributable to Focus Media per ADS
-basic	0.79	0.18	(0.99)	0.95	(1.21)

-diluted	0.76	0.17	(0.99)	0.93	(1.21)

ADS used in calculating basic income (loss) per ADS	141,944,371	143,787,178	129,308,337	143,584,320	129,232,838

ADS used in calculating diluted income (loss) per ADS	147,490,755	148,162,497	129,308,337	148,090,998	129,232,838

Note 1: Details of net revenues by segment are as follows (U.S. Dollars in thousands):

	Three months ended			Nine months ended
	2010-9-30	2010-6-30	2009-9-30	2010-9-30	2009-9-30
Gross revenues
LCD display network	91,654	80,056	60,509	227,137	158,764
Movie theater network	4,528	3,875	3,074	14,225	7,035
In-store network	10,389	11,997	8,450	30,875	25,365
Poster frame network	35,496	27,623	24,155	90,532	79,216
Traditional outdoor billboard network	9,135	10,504	9,728	28,489	40,643
Total gross revenues	151,202	134,055	105,916	391,258	311,023

Less: Sales taxes
LCD display network	8,755	7,526	4,502	21,553	14,086
Movie theater network	651	351	141	1,354	220
In-store network	981	1,129	804	2,936	2,408
Poster frame network	3,269	2,386	2,025	8,269	7,051
Traditional outdoor billboard network	194	155	175	531	997
Total sales tax	13,850	11,547	7,647	34,643	24,762

Net revenues
LCD display network	82,899	72,530	56,007	205,584	144,678
Movie theater network	3,877	3,524	2,933	12,871	6,815
In-store network	9,408	10,868	7,646	27,939	22,957
Poster frame network	32,227	25,237	22,130	82,263	72,165
Traditional outdoor billboard network	8,941	10,349	9,553	27,958	39,646
Total net revenues	137,352	122,508	98,269	356,615	286,261

Note 2: Discontinued operations represent the internet business which was sold in the early part of third quarter of 2010. Details of gross revenues, net revenues and cost of sales of internet business for the period from July 1 till July 31, 2010 (the date of disposal of the internet business) are as follows (U.S. Dollars in thousands):

2010-7-01 to 2010-7-31
Gross revenue	18,125
Less: sales tax	1,309

Net revenue	16,816
Cost of sales	13,538

Gross profit	3,278

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)
	Three months ended		Nine months ended
	2010-9-30	2009-9-30	2010-9-30	2009-9-30
Operating activities:
Net income (loss)	112,795	(124,641)	139,006	(153,062)
Adjustments to reconcile net loss to net cash provided by operating activities:
Bad debt expenses	867	7,602	1,205	26,122
Share-based compensation	13,069	8,773	38,797	27,592
Depreciation	6,721	26,353	21,792	27,517
Amortization of acquired intangible assets	4,262	13,865	13,058	22,607
Investment income	—	—	—	(185)
(Profit) loss on disposal of subsidiaries and equity investment	(79,000)	18,659	(76,167)	18,535
Impairment charges for goodwill, acquired intangible assets and fixed assets	—	96,134	5,736	139,342
Impairment charges for certain other assets		7,285		7,285
Others	129	955	242	1,185
Net changes in current assets and current liabilities, net of effects of acquisitions	(24,594)	(18,199)	(66,440)	(28,476)

Net cash provided by operating activities	34,249	36,786	77,229	88,462

Investing activities:
Purchase of equipment and other long term assets	(6,675)	(854)	(11,600)	(9,668)
Payment paid to acquired subsidiaries	(3,767)	(5,311)	(26,306)	(73,110)
Proceeds received from the sale of short term investments	-	-	29,290	—
Proceeds used in investment in held-to-maturity investment	(116,100)	—	(116,100)	(28,715)
Proceeds received from disposal of fixed assets	166	—	309	196
Others	—	324	—	324
Disposal of subsidiaries	73,278	(17,403)	76,067	(17,988)
Net cash received from/(used in) investing activities	(53,098)	(23,244)	(48,340)	(128,961)

Financing activities:
Cash used for share repurchase	(200,000)	—	(236,715)	—
Collection (payment) of deposit for share repurchase	6,265	—	(36)	—
Capital injection from minority shareholders	11	—	10,980	—
Proceeds from issuance of ordinary shares, net of issuance costs	568	1,919	2,387	2,062
Net cash provided by/(used in) financing activities	(193,156)	1,919	(223,384)	2,062

Effect of exchange rate changes	7,006	(238)	9,589	(1,372)

Net increase (decrease) in cash and cash equivalents	(204,999)	15,223	(184,906)	(39,809)
Cash and cash equivalents, beginning of period	588,252	367,884	568,159	422,916

Cash and cash equivalents, end of period	383,253	383,107	383,253	383,107

Supplemental disclosure of cash flow information:
Income taxes paid	3,854	1,597	27,793	10,178

Supplemental disclosure of non-cash investing activity:
Accrual for acquisition of subsidiaries	1,900	16,967	4,667	16,967